EXHIBIT 21

Subsidiaries

Name	State of Incorporation

Automation Engineering, Inc.	Massachusetts

Precision Aerotech, Inc.	Delaware

Speedring, Inc.	Delaware

Speedring Systems, Inc.	Delaware

Teletrac Inc.	California